UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Guardforce AI Co., Limited (the “Company”) held its adjourned extraordinary general meeting of members (the “Meeting”) at 11:00 a.m., Hong Kong standard time, on Tuesday, November 3, 2026 (10:00 p.m. Eastern Standard Time on Monday, November 2, 2026) as a hybrid meeting, with a physical meeting at Unit 504, Guardforce Center, No. 3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong and virtual attendance and participation by way of Zoom at https://us06web.zoom.us/j/89942525550 (Meeting ID: 899 4252 5550; find your local number at https://us06web.zoom.us/u/kdxT8RPywd). The Meeting was originally convened for October 27, 2026 and was adjourned to November 3, 2026 in accordance with the Company’s Second Amended and Restated Articles of Association (the “Articles”).

Holders of the Company’s ordinary shares, par value US$0.12 per share (“Ordinary Shares”), at the close of business on September 28, 2026 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, there were 31,958,004 Ordinary Shares issued and outstanding. Each Ordinary Share is entitled to one vote. Holders of 10,348,625 Ordinary Shares, representing approximately 32.38% of the Ordinary Shares entitled to vote, were present at the Meeting in person at the principal meeting place, via Zoom, or by proxy. As a quorum was not present within half an hour from the time appointed for holding the adjourned Meeting, the members present and entitled to vote constituted a quorum pursuant to the Articles.

The shareholders voted on and approved all three proposals at the Meeting, each of which is described in detail in the Company’s proxy statement dated October 2, 2026 (the “Proxy Statement”). Proposal Nos. 1 and 2 were approved as special resolutions, requiring the affirmative vote of at least two-thirds of the votes cast, and Proposal No. 3 was approved as an ordinary resolution, requiring the affirmative vote of a simple majority of the votes cast. The final results for the votes regarding each proposal are set forth below.

1. Proposal 1 — Capital Reorganization (Special Resolution): To approve, as a special resolution, subject to and conditional upon (i) the signing by the directors of the Company of a solvency statement in accordance with the requirements of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and (ii) registration by the Registrar of Companies in the Cayman Islands of a copy of the solvency statement and the minute containing the particulars required under the Companies Act with respect to the Capital Reduction (as defined below), with effect from the date on which such conditions are fulfilled: (a) the consolidation of every forty (40) issued and unissued shares of the Company of a par value of US$0.12 each into one (1) share of a par value of US$4.8 each (each a “Consolidated Share”) (the “Share Consolidation”); (b) immediately following the Share Consolidation, the reduction of the issued share capital of the Company by cancelling paid-up capital to the extent of US$4.799 on each issued Consolidated Share, such that the par value of each issued Consolidated Share is reduced from US$4.8 to US$0.001 (the “Capital Reduction”); (c) immediately following the Capital Reduction, the subdivision of each authorized but unissued Consolidated Share into 4,800 shares of a par value of US$0.001 each (the “New Shares”) (the “Share Subdivision” and, together with the Share Consolidation and the Capital Reduction, the “Capital Reorganization”), such that the authorized share capital of the Company will be changed from US$36,000,000 divided into 300,000,000 shares of a par value of US$0.12 each to US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each; and (d) the settlement of fractional entitlements, the transfer of the credit arising from the Capital Reduction to a distributable reserve account of the Company and the related authorizations to the directors, in each case as more fully set out in the Proxy Statement (the “Capital Reorganization Proposal”).

The votes regarding the Capital Reorganization Proposal were as follows:

Votes For	Votes Against	Abstain
9,907,764	425,608	15,253

2. Proposal 2 — Re-Designation of Share Capital and Adoption of New M&A (Special Resolution): To approve, as a special resolution, subject to and immediately following effectiveness of the Capital Reorganization: (a) the re-designation and re-classification of the authorized share capital of the Company of US$36,000,000 into 34,500,000,000 Class A ordinary shares of a par value of US$0.001 each with one vote per share (“Class A Ordinary Shares”), 500,000,000 Class B ordinary shares of a par value of US$0.001 each with twenty votes per share (“Class B Ordinary Shares”) and 1,000,000,000 preferred shares of a par value of US$0.001 each, with the 799,233 issued New Shares re-designated and re-classified on a one-for-one basis into 80,034 Class B Ordinary Shares (being the New Shares held by Ms. Lei Wang) and 719,199 Class A Ordinary Shares (being the New Shares held by all other shareholders); (b) the replacement of clause 8 of the Company’s memorandum of association; and (c) the adoption of the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company (the “New M&A”) in substitution for and to the exclusion of the Company’s existing memorandum and articles of association, in each case as more fully set out in the Proxy Statement (the “Redesignation Proposal”).

The votes regarding the Redesignation Proposal were as follows:

Votes For	Votes Against	Abstain
9,811,361	474,506	62,757

3. Proposal 3 — Amendment to the 2022 Equity Incentive Plan (Ordinary Resolution): To approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”) to increase the maximum number of shares available for grant under the Plan from up to 15% of the issued and outstanding Ordinary Shares at the time of grant (less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement) to up to 20% of the issued and outstanding Class A Ordinary Shares at the time of grant (less the aggregate number of Class A Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement), and to adopt and approve Amendment No. 2 to the Plan attached to the Proxy Statement as Appendix B (the “Plan Amendment Proposal”).

The votes regarding the Plan Amendment Proposal were as follows:

Votes For	Votes Against	Abstain
9,826,853	492,105	29,668

As described in the Proxy Statement, the Capital Reorganization will take effect on the date on which the solvency statement and the related minute are registered by the Registrar of Companies in the Cayman Islands, which documents are required to be delivered to the Registrar within fifteen (15) days of the passing of the Capital Reorganization Proposal. The re-designation and re-classification of share capital and the adoption of the New M&A will become effective immediately following effectiveness of the Capital Reorganization. Immediately following the re-designation, all Class B Ordinary Shares will be held by Lei Wang, the Company’s Chairwoman and Chief Executive Officer. As a result, Ms. Wang’s voting power will increase from approximately 10% to approximately 69% of the total voting power of the Company’s outstanding shares (based on the number of shares outstanding as of the Record Date). The Company will announce the effective date of the Capital Reorganization, the market effective date and the new CUSIP number of its shares by separate announcement.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form under F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2026	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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